[SMURFIT-STONE CONTAINER CORPORATION LETTERHEAD]

September 5, 2006

VIA EDGAR (Correspondence)

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Smurfit-Stone Container Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005, Filed March 6, 2006
Forms 10-Q for the Quarterly Periods Ended March 31, 2006 and June 30, 2006
Forms 8-K Filed January 25, 2006, April 25, 2006 and July 26, 2006
File No. 000-23876

Dear Ms. Collins:

On behalf of Smurfit-Stone Container Corporation (the “Company”), we are responding to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as required by your letter of August 22, 2006 to the undersigned. Our responses are numbered to correspond with the numbered comments contained in the August 22, 2006 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.

Form 10-K for the year ended December 31, 2005

Note 1, Significant Accounting Policies, page 45

1.                 We have noticed that certain companies within your industry have relied upon the guidance in SFAS 143 in estimating and discounting reforestation liabilities. Tell us whether you have reforestation obligations or other asset retirement obligations related to your timberland, the extent of those obligations, and how you have considered SFAS 143 in accounting for those obligations. Further clarify why, as you disclose, the obligations relating to operating facilities cannot be reasonably estimated and how the Company’s accounting (not recording a liability) follows the provisions of SFAS 143.

Response:

We have no reforestation obligations or other asset retirement obligations related to our timberland.

In accordance with the requirements of SFAS No. 143, we have recorded certain asset retirement obligation liabilities, as disclosed in note 12 of the notes to consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2005. However, we have other asset retirement obligations upon closure of operating facilities, for which retirement obligations were not recorded because the liability could not be reliably measured due to the uncertainty and timing of the facility closure. This accounting was subsequently reaffirmed with the issuance of FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” Our unrecorded retirement obligation is primarily for the removal of asbestos and chemicals from our paper mills upon closure or demolition. Similar to the example provided in paragraphs A9 and A10 of FASB Interpretation No. 47, we have no plans or expectation of plans to undertake a major renovation or demolition of any of our paper mills that would require removal of the asbestos or chemicals. Thus, we have concluded there is an indeterminate settlement date for these asset retirement obligations as the period over which we may settle these obligations is unknown and cannot be estimated. Because we cannot reasonably estimate the fair value, the liability was not recognized. We will recognize a liability when sufficient information is available to reasonably estimate its fair value.

In our Annual Report on Form 10-K for the year ending December 31, 2006, we will revise our note 1 disclosure related to asset retirement obligations by replacing the last three sentences with the following:

“Asset retirement obligations recorded consist primarily of landfill capping and closure and post-closure maintenance on the landfills. The Company has other asset retirement obligations upon closure of facilities, principally costs for the removal of asbestos and chemicals, for which retirement obligations are not recorded because the fair value of the liability could not be reliably measured due to the uncertainty and timing of facility closures or demolition. These asset retirement obligations have indeterminate settlement dates because the period over which the Company may settle these obligations is unknown and cannot be estimated. The Company will recognize a liability when sufficient information is available to reasonably estimate its fair value.”

Note 24, Contingencies, page 75

2.                 We note in your disclosure that you are a defendant in a number of lawsuits and claims arising out of the conduct of your business including environmental matters. You disclose that the ultimate results of these proceedings cannot be predicted with certainty and are not believed to have a material adverse impact on your financial condition or results of operations. We caution you that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer to Question [2] of SAB Topic 5Y. Tell us how you intend to comply with these requirements.

Response:

We believe that our potential liabilities for contingent losses are adequately reserved, and that the possibility is remote that we would incur any material liabilities for which we have not recorded adequate reserves. Accordingly, we do not believe any further disclosure is required.

Form 10-Q for the quarterly period ended March 31, 2006

Note 4, Stock-Based Compensation, page 5

3.                 We note that you adopted SFAS 123(R) in the interim period ended March 31, 2006. Please tell us your consideration for the disclosure requirements of SAB No. 107, Section H, Question 1 which includes all of the disclosures required by paragraphs A240-242 of Statement 123(R). Note that these requirements also apply to the interim period ended June 30, 2006. Additionally, we also note upon the adoption of SFAS 123(R) that you implemented a lattice option pricing model to estimate the value of stock options as opposed to the Black-Scholes model which you used previously. Tell us how you considered disclosing the basis for the change in valuation model as noted in SAB No. 107, Section C, Question 3. If you determine that you have not provided the required disclosures of this bulletin, tell us how you intend to comply with this bulletin.

Response:

We implemented SFAS No. 123 as of January 1, 2003 and have therefore been accounting for stock-based compensation grants at fair value for three years prior to the implementation of SFAS No. 123(R). As disclosed in note 4 to the consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (First Quarter 2006 Form 10-Q), the impact of adopting SFAS No. 123(R) for the three months ended March 31, 2006 was $1 million, which we concluded was immaterial to our financial statements.

We considered the requirements of SAB No. 107, but understood it to be principally written for and applicable to companies transitioning from APB 25 to SFAS No. 123(R) rather than to companies, such as ours, transitioning from SFAS No. 123 to SFAS No. 123(R). As depicted in Section H of SAB No. 107, First Time Adoption of Statement 123(R) in an Interim Period, the example provided specifically discusses the transition from APB 25 to SFAS 123(R), but not a transition such as ours. Therefore, our disclosures were intended to describe the impact on our consolidated financial statements of transitioning from SFAS No. 123 to SFAS No. 123(R).

We will provide the disclosures required by SFAS No. 123(R) and SAB No. 107, Section H, Question 1 in the applicable footnotes in our Quarterly Report on Form 10-Q for the quarter ending September 30, 2006.

We reviewed SFAS No. 123(R) Appendix A, paragraphs A13-A17 for guidance on valuation techniques for share options and similar instruments. While either the Black-Scholes formula or a lattice model are considered acceptable, SFAS No. 123(R) notes that the lattice model can be designed to accommodate dynamic assumptions of expected volatility and dividends over the option’s contractual term, and estimates of expected option exercise patterns during the option’s contractual term, including the effect of blackout periods. Therefore, the design of a lattice model more fully reflects the substantive characteristics of a particular employee share option or similar instrument. We concluded the lattice option pricing model would result in a better estimate of fair value for stock-based compensation and disclosed the change in note 4 of our First Quarter 2006 Form 10-Q, but did not disclose the basis for the change. In future filings, we will disclose that the change to the lattice method was made because it accommodates dynamic assumptions of expected volatility and dividends over the option’s contractual term, and estimates of expected option exercise patterns during the option’s contractual term, including the effect of blackout periods, which more fully reflects the substantive characteristics of stock-based compensation.

Forms 8-K filed January 25, 2006, April 25, 2006 and July 26, 2006

4.                 We note your use of non-GAAP measures under Item 9.01 of the Form 8-Ks noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•                    the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                    the economic substance behind management’s decision to use such a measure;

•                    the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                    the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                    the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance.

Response:

We measure our performance primarily through our operating profit. In addition to our audited consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), management uses certain non-GAAP measures, including “EBITDA,” “adjusted EBITDA” and “adjusted net income (loss) per diluted share available to common stockholders” to measure our operating performance. As included under Item 9.01 of the Form 8-Ks noted above, we provide a definition of the components of these measurements and reconciliation to the most directly comparable GAAP financial measure.

These non-GAAP measures are considered by our Board of Directors and management as a basis for evaluating management performance and awarding incentive compensation as well as measuring our overall operating performance. They are presented to enhance an understanding of our operating results and are not intended to represent cash flow or results of operations. The use of these non-GAAP measures provides an indication of our ability to service debt and we consider them appropriate measures to use because of our highly leveraged position. In addition, we believe these non-GAAP measures are useful in evaluating our operating performance compared to other companies in our industry.

Our use of EBITDA and adjusted EBITDA is supported by the importance of these non-GAAP measures to the following key stakeholders:

•                    Analysts — who estimate our projected EBITDA and other EBITDA-based metrics in their independently developed financial models for investors;

•                    Creditors — who evaluate our operating performance based on compliance with certain EBITDA-based financial covenants; and

•                    Investment Bankers — who use EBITDA and other EBITDA-based metrics in their written evaluations and comparison of companies within our industry.

For these reasons, management believes the use of EBITDA and adjusted EBITDA is beneficial to investors, potential investors, other stakeholders who follow and conduct their own valuations of the Company, and to management itself.

However, we recognize EBITDA has certain material limitations associated with its use as compared to net income. These limitations are primarily due to the exclusion of certain amounts that are material to our consolidated results of operations, as follows:

•                    EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of costs and our ability to generate revenue. Therefore, any measure that excludes interest expense or capital lease expenses has this material limitation;

•                    EBITDA does not include income tax expense. Because the payment of income taxes is a necessary element of our operations, any measure that excludes income tax expenses has this material limitation;

•                    EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation is a necessary element of costs and our ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has this material limitation; and

•                    EBITDA may differ from the EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure and, therefore, has this material limitation.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and adjusted EBITDA only as supplemental measures of our operating results. The presentation of this additional information is not meant to be considered in isolation or as a substitute for financial statements prepared in accordance with GAAP. The EBITDA presentation includes a reconciliation to net income which we believe is clear and useful to our stakeholders. A further reconciliation to adjusted EBITDA excludes certain unusual or non-recurring items, and presents a more accurate picture of our operating performance.

We use adjusted EBITDA to provide meaningful supplemental information regarding our operating performance and profitability by excluding from EBITDA certain unusual or nonrecurring items that we believe are not indicative of our ongoing operating results. These items include (or have included) the following:

•                    Loss on Early Extinguishment of Debt — which represents unamortized deferred debt issuance cost or call premiums charged to expense in connection with our financing activities and is not recurring or indicative of our ongoing operating results.

•                    Non-Cash Foreign Currency Gain or Loss — which is recorded in connection with fluctuations in the Canadian dollar. The functional currency for our Canadian operations is the U.S. dollar. Fluctuations in Canadian dollar-denominated monetary assets and liabilities result in non-cash gains or losses which are not indicative of our ongoing operating results.

•                    Gain or Loss on Sale of Assets — which occur on an infrequent basis and are not indicative of our ongoing operating results.

•                    Receivables Discount Expense — which is recorded in connection with our accounts receivable securitization program and is considered a financing activity similar to interest expense that is added back in our presentation of adjusted EBITDA in a manner consistent with our interest expense.

•                    Restructuring Charges — which consist primarily of facility closures and other headcount reductions. A significant amount of these restructuring charges are non-cash charges related to the write-down of property, plant and equipment to estimated net realizable value. We exclude these restructuring charges to more clearly reflect our ongoing operating performance.

•                    Impairment Charges — long-lived assets held and used by us are reviewed for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. Due to the infrequent occurrence of these non-cash charges, we do not believe these charges are representative of our ongoing operations.

We also use the non-GAAP measure “adjusted net income (loss) per diluted share available to common stockholders.” Management believes this non-GAAP financial measure provides investors, potential investors, security analysts and others with useful information to evaluate the performance of the business because it excludes gains and losses and charges that management believes are not indicative of the ongoing operating results of the business. In addition, this non-GAAP financial measure is used by management to evaluate our operating performance for the same reasons as detailed above in the description of the related components excluded from EBITDA to arrive at adjusted EBITDA.

We propose to add additional disclosures to the GAAP reconciliation language in any of our future filings containing these non-GAAP financial measures to incorporate the aforementioned discussion in order to fully comply with the requirements of Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

In addition, we acknowledge that:

•                    the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (314) 746-1215.

Sincerely,

/s/ Charles A. Hinrichs
Charles A. Hinrichs Senior Vice President and Chief Financial Officer

cc:	Patrick Gilmore/Securities and Exchange Commission Thomas Ferraro/Securities and Exchange Commission